

Mail Stop 7010

April 1, 2008

via U.S. mail and facsimile

James W. Bradshaw
Chief Executive Officer
Tarpon Industries, Inc.
2420 Wills Street
Marysville, MI 48040

> **Re:** **Tarpon Industries, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2007**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2007**
> **File No. 001-32428**

Dear Mr. Bradshaw:

We have reviewed your response dated March 25, 2008 and have the following comments. Where indicated, we think you should revise your document. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-Q for September 30, 2007

1. We note you have filed an amended Form 10-Q for the quarter ended September 30, 2007 on March 24, 2007 and that the financial statements included in your amended document for both periods ended September 30, 2007 and December 31, 2006 appear to be restated. Please provide us an explanation of the changes to your financial statements for each of the periods presented in your amended Form 10-Q. If you conclude that your prior filings should not be relied upon due to an error, please be advised that you are required to disclose the information listed under Item 4.02(a) of Form 8-K within four days of your conclusion.

2. Please be advised that your restated Form 10-Q/A filed on March 24, 2007 should have addressed the items listed below. To the extent your amended document has not addressed these items, please revise accordingly or tell us why you believe revision is not necessary.

- full compliance with SFAS 154, paragraphs 25 and 26,
- fully update all affected portions of the document, including MD&A,
- updated Item 4 disclosures should include the following:
  - a discussion of the restatement and the facts and circumstances surrounding it,
  - how the restatement impacted the CEO and CFO's original conclusions regarding the effectiveness of their disclosure controls and procedures,
  - changes to internal controls over financial reporting, and
  - anticipated changes to disclosure controls and procedures and/or internal controls over financial reporting to prevent future misstatements of a similar nature.
  Refer to Items 307 and 308(c) of Regulation S-K.
- updated reports from management and your independent auditors regarding your internal controls over financial reporting.

You may contact Melissa Rocha at (202) 551-3854, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence S. O'Brien
Branch Chief